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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: **CORPBANCA SECURITIES INC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
885 THIRD AVENUE, 33RD FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK HEGEMAN (212) 826-5152
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

665 5TH AVENUE, 6TH FLOOR	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ST

OATH OR AFFIRMATION

I FRANK HEGEMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORPBANCA SECURITIES INC., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

DANNY MELENDEZ
Notary Public - State of New York
NO. 01ME6174995
Qualified in New York County
My Commission Expires 10/21/2019

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
CorpBanca Securities Inc.

We have audited the accompanying statement of financial condition of CorpBanca Securities Inc. (the "Company") as of December 31, 2016, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

As more fully described in Notes 1 and 3 to the statement of financial condition, the Company has material transactions with its Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. The Company is economically dependent on its Parent and its Affiliate under common control. Future operations are dependent upon continued support from the Parent and the Affiliate.

PKF O'Connor Davies, LLP

February 17, 2017

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel. 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

CorpBanca Securities Inc.
Contents
December 31, 2016

Page(s)

CorpBanca Securities Inc.
Statement of Financial Condition
As of December 31, 2016

Assets	
Cash and cash equivalents	$ 711,709
Prepaid expenses	6,475
Total assets	$ 718,184
Liabilities and Stockholder's Equity	
Due to affiliate	$ 43
Accounts payable and accrued expenses	20,240
Total liabilities	20,283
Stockholder's Equity	
Common stock, $1 par value; 100 shares authorized, issued, and outstanding	100
Additional paid in capital	3,399,900
Accumulated deficit	(2,702,099)
Total stockholder's equity	697,901
Total Liabilities and Stockholder's Equity	$ 718,184

The accompanying notes are an integral part of this financial statement.

1. Organization

CorpBanca Securities Inc. (the Company) is a Corporation incorporated in the state of Delaware. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). CorpBanca Securities Inc. is a wholly-owned subsidiary of Itau CorpBanca, a Chilean corporation (the "Parent"). The Company's business activities include retailing corporate equity and corporate debt securities, selling Mutual Funds and Closed End Funds, private placement of securities on a best efforts basis and investment advisory services.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 under provisions (k)(2)(i) and (k)(2)(ii) of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from the date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of those instruments.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize their deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance which would reduce the provision for income taxes, or benefit.

The Company records uncertain tax positions in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. The Company remains subject to income tax examinations for all periods since inception. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Recently Issued Accounting Standards

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-15 (ASU 2014-15), "Presentation of Financial Statements-Going Concern". The amendments in this update provide guidance concerning management's responsibility to evaluate an entity's ability to continue as a going concern and to provide related footnote disclosures.

3. Related Party Transactions

The Company is economically dependent of its Parent and Itau CorpBanca New York Branch (the "Affiliate"), which are entities under common control. Future operations are dependent upon continued support from the Parent and the Affiliate.

The Company has an Administrative Services Agreement (the "Expense Sharing Agreement") in place with the Affiliate. In accordance with the Expense Sharing Agreement, the Company reimburses the Affiliate, on a monthly basis, for a proportional share of occupancy expense and related expenses of personnel employed by the Affiliate who work on the Company's matters. As of December 31, 2016, the Company owed Affiliate $43 and this payable is classified as Due to affiliate in the Statement of Financial Condition.

At December 31 2016, the Company had $17,083 in an operating account with Affiliate.

4. Income Taxes

There are no uncertain tax positions as of December 31, 2016.

At December 31, 2016, net operating loss carryforwards and start up costs give rise to a deferred tax asset of approximately $1,225,000 ($1,045,000 in 2014), for which a full valuation allowance is provided due to uncertainty of its realization.

5. Net Capital Requirements

As an SEC registered broker-dealer, CorpBanca Securities Inc. is subject to the Uniform Net Capital Rule ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital. Under The Alternative Standard of SEA Rule 15c3-1, CorpBanca Securities Inc. is required to maintain minimum net capital equal to the greater of 2% of combined aggregated debit items or $250,000. At December 31, 2016, CorpBanca Securities Inc. had net capital of $674,344, which was $424,344 above its required net capital of $250,000.

6. Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At times, the cash balance exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

7. Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2016 as of February 17, 2017, which is the date the financial statements were available to be issued. Management believes that no material events have occurred since December 31, 2016 that requires recognition or disclosure in the financial statements.